SEC FILE
NUMBER
001-32209

CUSIP NUMBER
94946T106
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

                            For Period Ended:  June 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:	__________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
WellCare Health Plans, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

8725 Henderson Road, Renaissance One
Address of Principal Executive Office (Street and Number)

Tampa, Florida  33634
City, State and Zip Code
PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Quarterly Report on Form 10-Q of WellCare Health Plans, Inc. (the “Company”) for the quarter ended June 30, 2008, could not be filed with the Securities and Exchange Commission on a timely basis in light of the circumstances described below.

Restatement

As previously disclosed, certain federal and state agencies executed a search warrant on October 24, 2007 at the headquarters of WellCare Health Plans, Inc. (referred to in this Form 12b-25 as “we,” “our,” “us,” or the “Company”) in Tampa, Florida.  Our Board of Directors (the “Board”) formed a special committee (the “Special Committee”) comprised of independent directors to, among other things, investigate independently and otherwise assess the facts and circumstances raised in any federal or state regulatory or enforcement inquiries (including, without limitation, any matters relating to accounting and operational issues) and in any private party proceedings, and develop and recommend to the Board for its consideration remedial measures.  The Special Committee retained the law firm of Davis Polk & Wardwell to advise and assist it in the investigation. The Special Committee and the Company are cooperating fully with regulators and enforcement officials.

As previously announced, upon consideration of certain issues identified in the Special Committee investigation, on July 18, 2008, the Audit Committee of the Board (the “Audit Committee”), after discussions with management and our independent registered accounting firm, recommended to the Board that our previously issued audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 be restated.  In addition, in light of the work of the Special Committee, we reassessed our previously issued unaudited condensed consolidated financial statements for the three months ended March 31 and June 30, 2007.  Based on such reassessment, the Audit Committee, after discussions with management and our independent registered accounting firm, also recommended to the Board that our previously issued unaudited condensed consolidated financial statements for the three months ended March 31 and June 30, 2007 be restated.  In this Form 12b-25, the years ended December 31, 2004, 2005 and 2006, and the three months ended March 31 and June 30, 2007, are referred to collectively as the “Restatement Period.”

As previously announced, upon the recommendation of the Audit Committee, the Board concluded on July 21, 2008 that our previously issued consolidated financial statements for the Restatement Period need to be restated.  Accordingly, our previously issued consolidated financial statements for the Restatement Period and the corresponding report of our independent registered accounting firm, Deloitte & Touche LLP, included in our previously filed 2006 Annual Report on Form 10-K, should no longer be relied upon.

The Special Committee’s review is ongoing.  Although we cannot provide any assurances, at the present time we do not believe that the work currently being performed by the Special Committee will require any material adjustments to our previously issued financial statements beyond those previously disclosed.

Also as previously announced, until the independent investigation conducted by the Special Committee is complete or substantially complete, the Company, in addition to having been unable to file its Form 10-Q for the quarter ended September 30, 2007, its Form 10-K for the year ended December 31, 2007 (the “2007 10-K”) or its Form 10-Q for the quarter ended March 31, 2008, will not be in a position to file its Form 10-Q for the quarter ended June 30, 2008 by the required filing date or on or before the fifth calendar day following the required filing date as prescribed by Rule 12b-25.  As a result of the delay in its filing of the 2007 10-K, the Company is subject to the New York Stock Exchange’s late filing procedures as they pertain to annual reports.

The Company currently intends to present the restated consolidated financial statements and related financial information in the 2007 10-K.  The Company also expects to file its Form 10-Q for the quarter ended September 30, 2007, Form 10-Q for the quarter ended March 31, 2008, Form 10-Q for the quarter ended June 30, 2008 and any subsequently delayed reports at the time of, or shortly after, the filing of the 2007 10-K.  The Company is currently in the process of preparing the above-described reports and is currently unable to estimate the timing for filing these reports.

Anticipated Significant Changes in Results of Operations

Although the Company is unable to file its Form 10-Q for the quarter ended June 30, 2008 on a timely basis, it anticipates that it will experience significant changes in its results of operations from the corresponding period for the last fiscal year to be reflected by the earnings statements to be included in such report when ultimately filed.  Further, at this time, the Company is preparing its financial statements for the Restatement Period and, therefore, has not been able to finalize the financial statements for the three and six months ended June 30, 2008.  However, the Company’s results for the three and six months ended June 30, 2008 are expected to reflect significant changes from the same periods in 2007.

As reflected in the following table, which is organized by segment and line of business, the Company’s total membership as of June 30, 2008 has increased from the prior year period.

	June 30, 2008	June 30, 2007
Medicaid
TANF	1,006,000	858,000
S-CHIP	186,000	217,000
SSI	73,000	70,000
FHP	28,000	31,000
	1,293,000	1,176,000

Medicare
MA	231,000	155,000
PDP	999,000	971,000
	1,230,000	1,126,000

Total	2,523,000	2,302,000

The increase in the Company’s total membership from the prior year period is anticipated to cause increases in the Company’s premium revenues and medical benefits and other expenses.  The Company currently anticipates that its revenues and medical benefits expenses for the three and six months ended June 30, 2008 will be significantly higher than in the same periods for 2007 due to the changes in the numbers and demographic mix of membership principally occurring in the Company’s Medicare Advantage plans and Ohio Medicaid market.  The Company also anticipates that its net income will be substantially lower in the three and six months ended June 30, 2008 than in the same periods in 2007 and that it may incur a net loss, in large part resulting from the following two significant factors:

●
The increase in medical benefits expense is anticipated to outpace the increase in revenue in the three and six months ended June 30, 2008 compared to the same periods in 2007 primarily due to a widening of the CMS-sponsored Medicare Part D risk corridors in 2008, which had the effect of increasing the medical expenses incurred by the Part D product in the three and six months ended June 30, 2008 as well as increasing the seasonality of medical expenses associated with the Part D product; and

●
Administrative expenses associated with or consequential to the government and Special Committee investigations, including legal fees, consulting fees, employee recruitment and retention costs, and similar expenses which are anticipated to be approximately $32 million in the three months ended June 30, 2008 compared to $0 in the prior year period.  Expenses similar to those above are anticipated to be approximately $64 million in the six months ended June 30, 2008 compared to $0 in the prior year period.  Additional expenses associated with the Company’s previously announced reduction in force resulted in expense of approximately $3 million in the three and six months ended June 30, 2008 compared to $0 in the same periods in 2007.

In addition to the anticipated significant changes noted above, there may be other significant changes in the Company's results of operations that have not yet been identified as of the date of this report when the Company subsequently files its Form 10-Q for the three months ended June 30, 2008.  In particular, the Company currently expects to restate financial information that was included in its previously filed reports on Form 10-Q for the three months ended March 31, 2007 and June 30, 2007.  In connection with preparing the financial statements for the Restatement Period, there may be significant adjustments to the Company’s previously issued financial statements, including previously issued reports on Form 10-Q for the three months ended March 31, 2007 and June 30, 2007 that are different from or in addition to those previously disclosed, including, without limitation, the Company’s significant estimates for these periods.  Consequently, there may be additional significant changes not yet identified when comparing its results of operations for the same periods in 2007 and 2008.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas F. O’Neil III	813	206-1378
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

•    Quarterly Report on Form 10-Q for the quarter ended September 30, 2007
•    Annual Report on Form 10-K for the year ended December 31, 2007
•    Quarterly Report on Form 10-Q for the quarter ended March 31, 2008

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐
Please see “Anticipated Significant Changes in Results of Operations” in Part III above.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see “Anticipated Significant Changes in Results of Operations” in Part III above.

WellCare Health Plans, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 12, 2008	By	/s/ Heath Schiesser

Heath Schiesser President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.  Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).